# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Sotherly Hotels Inc., CIK 0001301236
CUSIP: 83600C103
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 20 Huling Ave, Memphis, Tennessee (TN), 38103
Date of event which requires filing of this statement: 02/12/2026
Filed by CIK 0002112200
Persons authorized to receive notices and communications: KW Kingfisher LLC, 20 Huling Ave, Memphis, Tennessee (TN), 38103, 901-346-8800

## Reporting persons
- KW Kingfisher LLC (CIK 0002112200): type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); source of funds: other (OO), working capital (WC), bank loan (BK), affiliate funds (AF); sole voting power 100; shared voting power 0; sole dispositive power 100; shared dispositive power 0; aggregate amount beneficially owned 100 (100% of the class)
  Comment: See Item 13: On February 12, 2026, Sotherly Hotels Inc., a Maryland corporation (the "Issuer"), KW Kingfisher LLC, a Delaware limited liability company ("Parent" or "KW Kingfisher"), and Sparrows Nest LLC, a Maryland limited liability company ("Merger Sub"), completed the transactions contemplated by the Agreement and Plan of Merger (the "Merger Agreement"), dated as of October 24, 2025, by and among the Issuer, Parent and Merger Sub. Pursuant to the Merger Agreement, Parent's equity interest in Merger Sub was cancelled in exchange for 100 shares of the Issuer's common stock, par value $0.01 per share (the "Common Stock"), which represents total capitalization of the Issuer at the finalization of the Merger, resulting in the Parent's ownership of all 100 shares of the Common Stock.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: Sotherly Hotels Inc.
Address of issuer's principal executive offices: 20 Huling Ave, Memphis, Tennessee (TN), 38103

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is filed on behalf of KW Kingfisher LLC, a Delaware limited liability company.
Residence or business address: 20 Huling Ave Memphis, Tennessee 38103
Present principal occupation or employment: Not applicable.
Criminal convictions in the last five years: No.
Civil proceedings (securities laws) in the last five years: No.
Citizenship: KW Kingfisher is organized as a limited liability company under the laws of the State of Delaware.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The source of funds used to acquire the Issuer's Common Stock came from working capital of Parent and the Merger Sub, affiliates of Parent and the Merger Sub, and debt incurred in connection with the Merger completed on February 12, 2026. At the Effective Time of the Merger, the equity interests of Merger Sub outstanding immediately prior to the Effective Time were converted into 100 shares of Common Stock, which represents 100% of the Common Stock of the Issuer following the Merger.

## Item 4. Purpose of Transaction
Purpose of transaction:
On February 12, 2026, the Issuer, Parent and Merger Sub completed the transactions contemplated by the Merger Agreement. Pursuant to the Merger Agreement, at the closing, Merger Sub merged with and into the Issuer. Upon completion of the Merger, the Issuer survived as a wholly owned subsidiary of Parent (the "Merger," and such surviving entity, the "Surviving Company"), the separate existence of the Merger Sub ceased and Sotherly Hotels LP, a Delaware limited partnership (the "Operating Partnership"), became an indirect subsidiary of Parent.

As contemplated by the Merger Agreement, the Articles of Merger were filed with the State Department of Assessments and Taxation of Maryland, and the Merger was effective at 8:45 am Eastern time on February 12, 2026 (the "Effective Time").

As a result of the Merger, in accordance with the terms and conditions of the Merger Agreement, at the Effective Time, each share of Common Stock issued and outstanding immediately before the Effective Time (other than Cancelled Shares (as defined in the Merger Agreement)) was automatically converted into the right to receive an amount in cash equal to $2.25 per share, without interest; (B) each share of the Issuer's 8.0% Series B Cumulative Redeemable Perpetual Preferred Stock, 7.875% Series C Cumulative Redeemable Perpetual Preferred Stock, and 8.25% Series D Cumulative Redeemable Perpetual Preferred Stock (collectively, the "Preferred Stock") issued and outstanding immediately before the Effective Time was entitled to receive the Merger Consideration (as defined in the Merger Agreement) if the holder thereof elected to convert, subject to the terms and conditions contained in the Issuer's charter (including any articles supplementary) (the "Charter"), including the share cap as defined therein, their respective shares of Preferred Stock into Common Stock after the closing of the Merger; and (C) the Limited Partnership Interests held by the limited partners (other than the Issuer) were purchased by an affiliate of Parent for the same per share Merger Consideration that each share of Common Stock received pursuant to the Merger Agreement.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Following completion of the Merger described herein, KW Kingfisher may be deemed to beneficially own 100.00 shares of Common Stock of the Issuer. Such amount of beneficial ownership represents approximately 100% of the shares of Common Stock outstanding, based on 100 shares of Common Stock of the Issuer outstanding as of February 12, 2026, pursuant to the terms of the Merger completed on February 12, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose: Rows (7) through (10) of the cover page of this Schedule 13D is incorporated by reference herein.
Transactions in the class effected during the past sixty days: Other than as described in this Schedule 13D, KW Kingfisher has not effected any transaction in the Issuer's securities in the last 60 days.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Item 4 of this Schedule 13D is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Agreement and Plan of Merger, by and among Sotherly Hotels Inc., KW Kingfisher LLC and Sparrows Nest LLC, filed as Exhibit 2.1 to the Issuer's Current Report on Form 8-K filed with the SEC on October 27, 2025, is incorporated herein by reference.

## Signatures
- KW Kingfisher LLC: /s/ D. Webb Wilson, D. Webb Wilson, President (02/20/2026)